[UNIVERSAL FOG LETTERHEAD]

January 27, 2006

United States Securities and Exchange Commission

Attn: Mr. John Reynolds, Assistant Director, Office of Emerging Growth Companies

Washington, D.C. 20549

Mail Stop 0308

RE:	Universal Fog, Inc.
Registration Statement on Form SB-2
File Number: 333-128831

Filed: October 5, 2005

Dear Mr. Reynolds:

We are writing in response to your comment letter dated November 3, 2005 regarding the above referenced registration statement. Our responses to your comments follow each of the comments below.

General

1. Please indicate the registration number on the cover page of the registration statement.

The amended registration statement includes the registration number.

2. Please include dealers’ delivery legend on the outside back cover page. See Item 502 of Regulation S-B.

The outside back cover page of the amended registration statement includes the dealers’ delivery legend.

3. You refer to Universal Fog Inc. as the “Company”. The term “Company” is a vague, abstract term. Use your actual company name, a shortened version of it, or the pronoun “we” or “us” throughout your document to refer to your company.

The amended filing does not refer to the “Company”.

4. Please disclose all of your websites, including www.universalfogmistingsystems.com and please make sure that the content of your websites are consistent with the disclosure in the registration statement before the registration statement becomes effective.

The disclosure has been revised to include references to all of the websites.

5. Please revise any language that is promotional in nature throughout the prospectus. Such promotional tone is inappropriate for a disclosure document. For example, we note your use of “we can quickly become market leaders,” a quality reputation,” highest caliber,” “upscale market,” etc...

The revised disclosure attempts to remove language that is promotional in nature.

6. There are 38,592,800 shares of common stock of the registrant currently outstanding, approximately 17% of which are being offered for resale by affiliates of the company. Generally, we view resale transactions by parties related to the issuer of this amount as, in essence, an offering by or on behalf of the issuer for purposes of Rule 415(a)(4) of Regulation C under the Securities Act. For these sales to occur “at the market,” the provisions of Rule 415(a)(4) must be satisfied. As your offering does not appear to meet these provisions, an “at the market” offering by those affiliates is not permissible. Your offering should be revised to price the shares being offered by affiliates for the duration of the offering. Please revise your prospectus in all appropriate places accordingly.

The revised filing has been amended to address the comment.

Cover Page of the Prospectus

7. Please separately list the amount of securities offered by selling shareholders and by Universal Fog.

The cover page has been revised to address the comment.

8. The cross-reference to the risk factors section should be highlighted by using bold face type or italics.

The cross-reference to the risk factors is now in bold face type.

9. The terms of this primary offering (by Universal Fog) are not at all clear from the prospectus cover. Please clarify the following hereon and make appropriate changes to the Plan of Distribution section: 1) that the offering is on an “all or none basis” 2) escrow arrangements, if any, for proceeds to be deposited pending the receipt of all of the $2,000,000 proceeds; 3) the termination date of the offering and 4) a statement that all proceeds will be promptly returned to subscribers if the $2,000,000 is not sold by the termination date.

The prospectus cover has been revised in an attempt to make the terms of the offering more clear and to address the comments.

10. Explain footnote (1) in the table.

Footnote (1) in the table has been eliminated.

Table of Contents

11. Correct the page references.

The page references have been corrected.

Prospectus Summary, page 4

12. You state that Universal Fog, Inc. has been in continuous operation since 1996. However, you also state that Universal Fog began in 1989 as Arizona Mist. The notes to your financial statements also state that Universal is the successor of Arizona Mist. The statements are confusing. Please clarify. Further, we note that on page 17, you disclose Arizona Mist was sold to Orbit Sprinklers. Please explain how Universal Fog began as Arizona.

The amended filing has added language to address the comment.

13. The exhaustive list should be removed from the summary section. The summary should provide a brief overview of the key aspects of the offering.

The exhaustive list has been eliminated from the amended filing.

14. Please disclose the offering period.

The disclosure has been revised to disclose the offering period.

15. Briefly describe the principal terms of the two offerings.

A paragraph has been added to briefly describe the principal terms of the two offerings.

Risk Factors, page 7

General

16. Please note that you should disclose all material risks to the potential investor. The risks should cover and relate to your company, the industry in which your company operates, your management, the terms of the offering, your past performance, etc. Each risk factor should also clearly disclose the consequences to the company or to the investors, should the risk materialize. Risk factors that are generic in nature and equally applicable to similarly situated businesses should not be disclosed. Please revise your risk factor section, as appropriate, to address all material risks.

The Risk Factors section has been revised to address the comment.

17. Please avoid the general conclusion you make in most of your risk factors that a particular risk will have a “material adverse” effect on your business. Instead, you should revise to state the specific risk to your company and/or investors. Please revise the risk factors section accordingly.

We have attempted to be more specific in our descriptions of applicable risks in the revised disclosure.

18. The third risk factor is generic and common to all businesses and should be deleted.

The risk factor has been deleted from the revised filing.

19. Include a risk factor discussing the history of operating losses.

A risk factor discussing our history of operating losses has been added to the disclosure.

20. The fifth risk factor is not accurate. It is Tom A. Bontems alone who will continue to have absolute voting control of this company and the risk factor should be revised accordingly.

This risk factor has been revised to reflect the comment.

21.Risk factor five discusses that your officers, directors may act in their best interests and not necessarily those of other stockholders. However, in the investment information page, you state that “Universal Fog is committed to ethical standards and to conducting its business with the highest level of integrity.” In the code of business conduct and ethics, you also state, “[y]ou may not exploit your position ... with Universal Fog for personal gain.” Please reconcile your disclosure with the representation you make on your website.

We believe that it is a risk to businesses generally that officers and directors may act in their best interest, even if it is not in the best interest of the particular company, and even though a company may have adopted certain ethical standards.

Forward Looking Statements, page 7

22. Please delete the word “will.”

The word “will” has been deleted from the amended filing.

23. We note on your statement that the prospectus includes forward-looking statements “within the meaning of” the Private Securities Litigation Reform Act of 1995. Be advised that Section 27A(b)(1)(C) of the Securities Act and Section 21E(b)(1)(C) of the Securities Exchange Act expressly state that the safe harbor for forward looking statements does not apply to statements made by companies that issue penny stock. Please either:

* delete any references to the Private Securities Litigation Reform Act; or

* make clear, each time you refer to the Litigation Reform Act, that the safe harbor does not apply to your company

All references to the Private Securities Litigation Reform Act have been deleted from the amended filing.

Use of Proceeds, page 8

24. Please breakdown in greater details the costs for “Product Development,” “Sales & Marketing,” and “Working Capital” and discuss in greater detail the use of proceeds in these categories. Also, state the priority of each purpose. See Item 504 of Regulation S-B.

Greater detail has been provided in the revised filing, and spending priorities have been specified.

25. You state that you reserve the right to reassess and reassign the use of proceeds. The registrant may reserve the right to change the use of proceeds, provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use in that event are indicated. See Instruction 7 to Item 504 of Regulation 8-K for guidance. Please revise accordingly.

The statement regarding the right to reassess and reassign the use of proceeds has been deleted from the revised filing.

Dilution

26. Please provide the information required by Item 506 of Regulation S-B regarding dilution.

It appears that Item 506 of Regulation S-B only applies to issuers who are not reporting companies. Since we are a reporting issuer, we believe that Item 506 of Regulation S-B would not apply in this instance.

Market for Common Equity, page 8

27. Please provide the information required by Item 201(a)(2) and 201(b).

A new paragraph has been inserted to address the information required by Item 201(a)(2) and 201(b).

28. Please state on which national stock exchange you intend to list your common stock and discuss its listing criteria.

The disclosure in the amended filing has been revised to address the comment.

Management’s Discussion and Analysis

Results of Operations, page 9

29. Please revise each of the comparisons to quantify and clearly explain each factor that you cite as causing the change in each significant component of revenues and expenses. Refer to Item 303(b) of Regulation S-B.

The disclosure has been revised throughout the Management’s Discussion and Analysis section to address this comment.

30. Revise to discuss the history of the operating subsidiary prior to the merger, describe how you accounted for the merger and the effect of the merger on the financial statements.

The disclosure has been revised to address the comment.

Comparison of the Six-Month Periods Ended June 30, 2005 and 2004, page 10

31. Revise to provide the underlying reasons for the increased awareness of your products in the Phoenix area and explain how this has impacted revenue. Expand the discussion to provide further analysis of the reasons underlying the increase in sales. Discuss changes in the number of customers and contracts, sales prices and other information that will provide the investor with an understanding of the changes in your business. Disclose any known material trends and uncertainties. Please refer to SEC Release 33-8350 on MD&A, available on the SEC website at www.sec.gov./rules/interp/33-8350.htm.

The disclosure has been revised to address the comment.

32. Expand the discussion of the increase in compensation expense to explain the nature of the additional labor that was necessitated by increased sales.

The disclosure has been revised to address the comment.

Liquidity and Capital Resources, page 10

33. Please clarify how you raised $133,000 from the sale of restricted common stock in a private placement and reconcile the amount with the statements of cash flows for the period.

The amended filing has been revised to address the comment.

34. You state that the current cash expense is about $63,000 per month. However, you anticipate cash expenditures of approximately $300,000 for the current year. Please break down in details your monthly expenses and explain why your cash expenditures for the current year is not $756,000 ($63,000 X 12 = $756,000).

The amended filing has been revised to address the comment.

35. Please discuss matters listed in Item 303(b) of Regulation S-B regarding key variable and other qualitative and quantitative factors which are necessary to an understanding and evaluation of the small business issuer.

The amended filing has been revised to address the comment.

36. The cash increases of $79,276 described on page 10 should be clarified. Cash flow from operations during the period was negative; the $79,276 was apparently provided by advances from stockholders. Please fully discuss.

The disclosure has been revised to address the comment.

37. Please discuss the liquidity situation of this company in view of the full balance of the mortgage payable on the property due in May, 2006. State the balance on the mortgage. Indicate how the company expects to pay it in full.

The amended filing has been revised to address the comment.

38. Clarify whether the interest of $1443 per month is current and whether the company or the donee of the property is paying.

The amended filing has been revised to address the comment.

39. Clarify who holds the mortgage.

The amended filing identifies the mortgage holder.

40. You state that you funded your cash requirements for the six-month period ended June 30, 2005 through operations and sale of common stock. We note that $15,161 of net cash was used in operations during the stated period. Please reconcile this information and revise the document accordingly.

The amended filing has been revised to address the comment.

41. You state you funded your cash requirements during the years ending December 31, 2004 and 2003 through operating activities and advances from your majority shareholder. We did not note any cash advances during these years on the statement of cash flows. Please revise your disclosure as needed.

The disclosure has been revised to address the comment.

42. Since you have negative working capital and losses at the interim financial statement date, revise to discuss how the company will satisfy its cash requirements and continue as a going concern if it does not raise adequate funds from this offering. Please discuss if the company will seek to borrow funds or if the company will severely curtail activities or even terminate operations.

The amended filing has been revised to address the comment.

Comparison of the Year Ended December 31, 2004 ..., page 11

43. Expand the discussion of revenues to quantify the impact on sales of the lost customer.

The disclosure has been revised to address the comment.

Cost of Sales

44. Revise to explain how a “loss due to non payment of a receivable” caused a decrease in cost of sales. Tell us the reason for the non payment of the receivable, the amount of the receivable, and the accounting entry that was made to record its write-off.

The disclosure has been revised to address the comment.

Operating Expenses

45. Revise to explain how additional labor requirements caused a decrease in compensation expense in 2004 compared to 2003.

The disclosure has been revised to address the comment.

Our Business, page 13

46. Please explain the changes in control of Edmonds 6 in April 2005 and disclose the material aspects of the transaction with Edmonds 6.

The disclosure has been revised to address the comment.

47. Please disclose the material terms of the Stock Purchase and the Share Exchange Agreement.

Additional disclosure has been added to the revised filing regarding the material terms of the Agreement.

48. Please revise the statement, “Universal Fog began in 1989 as Arizona Mist.” We note that Mr. Bontems sold that business before he founded Universal Fog.

The disclosure has been revised to address the comment. Please also see comment 12 and the response thereto.

49. Please describe in greater detail:

(a)	Your principal products or services and their markets;
(b)	Distribution methods of the products or services;
(c)	Competitive business conditions and the small business issuer’s competitive position in the industry and methods of competition;
(d)	Dependence on one or a few major customers;
(e)	Patents, trademarks, licenses, franchises, concessions, royalty agreements or labor contracts, including duration;
(f)	Need for any government approval of principal products or services;
(g)	Effect of existing or probable governmental regulations on the business;
(h)	Estimate of the amount spent during each of the last two fiscal years on research and development activities; and
(i)	Costs and effects of compliance with environmental laws.

The disclosure has been revised to address the issues raised by the comment.

50. We note that you have two patents. Please disclose the patent number and briefly describe the patents.

The amended filing includes the patent numbers and brief descriptions.

51. Please define all technical terms such as low profile 3/8” flexible nylon tubing, SLIP-LOK brass fittings, high-pressure nitrogenized copper, 800 PSI, and etc.

We have attempted to better define all technical terms in the amended filing.

52. We note that you have many big name customers. Please disclose only your material customers. Non-material customers should be removed from the list.

An explanation of the materiality of the listed customers has been added to the bottom of the table.

53. We note that you have 11 full time employees. Please disclose the number of part time employees, if any. See Item 101(b)(12).

The disclosure in the amended filing has been revised to address the comment.

54. Please be more precise with the nature of your business, including the products you sell, who manufactures the products, your suppliers, the services you provide, and whether you use any contractors.

The amended filing provides more precision about the nature of our business.

55. Please discuss the materiality of sales to “foreign countries” for all periods presented in the financial statements.

A new paragraph has been added to address foreign sales.

Description of Property, page 16

56. Footnote 4 of the financial statement explains that the company’s borrowings consist of a mortgage payable and interest bearing advance payable to a stockholder. But on January 3, 2005, the land, office, and manufacturing facilities were contributed as additional paid in capital by the stockholder. Please disclose the identity of the stockholder and explain in greater detail the transactions. How did you come up with the historical cost of $401,117? If they are considered additional paid in capital, why does the company still pay the mortgage and the interest of $1,443 per month until May 30, 2006 at which time the remaining principal and all accrued interest shall be due and payable. Please explain the terms of the agreement and file the agreement as an exhibit.

The disclosure has been revised in the Description of Property section of the filing.

57. Please describe the condition of your land, office, and manufacturing facilities.

The disclosure in the amended filing has been revised to address the comment.

Management, page 16

58. The business experience of each management member should include for each position held: the name and responsibilities of each position, the name of the entity with whom the position was held, the business of the entity, and the beginning (and ending) date of each position by month and year. The discussion should cover the last five years as required by Item 401 of Regulation S-B and any additional period that you voluntarily decide to cover in the disclosure. Please revise.

The disclosure has been revised to address the comment.

Certain Relationships and Related Transactions, page 18

59. For all of the related transactions, please identify the stockholder.

The amended filing has been revised to identify the particular stockholder in each instance.

60. State the names of the promoters, the nature and amount of anything of value received by each promoter, and the nature and amount of any assets, services or other consideration therefore received or to be received by Universal Fog. It appears to us that Richard Neussler would be considered one of the promoters.

The revised filing discloses the consideration received by Mr. Neussler in connection with the transaction between Edmonds 6, Inc. and Universal Fog, Inc.

61. If the land (including offices and facilities) is acquired from Mr. Bontems, please state the amount at which the assets were acquired and the principle followed or to be followed in determining such amount and identify the persons making the determination and their relationship, if any, with Universal Fog or the promoters.

The disclosure in the amended filing has been revised to address the comment.

62. Please disclose the information required by Item 404 of Regulation S-B regarding the stock exchange between Edmonds 6 and Universal Fog and the issuance of preferred stock.

There was no preferred stock issued relating to the share exchange agreement. All preferred stock was issued subsequent to the share exchange and was unrelated to the share exchange.

63. Identify the holder of the “note payable” in the first paragraph.

The holder of the note payable has been identified.

64. Clarify the reference to “Note 2”.

The reference to “Note 2” has been deleted and replaced with a cross reference to “Description of Capital Stock”.

Executive Compensation, page 19

65. Please disclose the compensation for the last three completed fiscal years in the compensation table.

The table has been expanded to include the compensation of Tom Bontems for each of the past three years. Mr. Bontems is the only party to whom the reporting rules apply for such periods.

Security Ownership of Certain Beneficial Owners and Management, page 19

66. Please indicate when, how, and for how much Dennis McKee acquired 23.6% shares of Universal Fog. Please also disclose Mr. McKee’s affiliation with Universal Fog other than beneficial ownership.

Please see footnote 3 to the Beneficial Ownership chart.

67. You state that there are currently 38,592,800 common shares issued and outstanding, of which Mr. Bontems owns 23,560,000 shares. This is more than 55.7%. Please revise.

The chart has been revised to show Mr. Bontems’ ownership at 64.7%.

68. Clarify how the 92.1% in footnote (1) was arrived at. It appears incorrect.

The percentage has been revised to 65%.

69. Footnote the conversion ratio of the preferred stock and clarify how the 9.2% was arrived at.

Please see footnote 4 to the Beneficial Ownership chart.

Description of Our Capital Stock, page 20

70. We note that the preferred stock is convertible to common stock and is secured by the commercial building you own. Please describe the terms of the preferred shares. Are these terms documented in a shareholder agreement? If so, please file the agreement as an exhibit.

The terms of the preferred stock are more thoroughly described in the revised filing. The agreement is attached as exhibit 2.3.

71. Explain the terms of the preferred stock outstanding; ie., the conversion ratio, dividend rights, whether cumulative and the owner of the property securing the shares.

The disclosure in the amended filing has been revised to address the comment.

Determination of the Offering Price, page 20

72. We note that the offering price bears no relation to current income, revenue or other objective financial data. Please disclose in this section how the offering price of $0.50 was determined as required by Item 505 of Regulation S-B.

The amended filing has been revised to address the comment.

Selling Stockholders, page 20

73. Please disclose the control persons of Kwiktax, Inc., Alsan, LLC, and Sedona Holdings Corp.

Please see the footnotes to the selling shareholders chart.

74. Please remove the reference to “donors and pledges...” from this disclosure. Any person using this prospectus after its date must be named.

The disclosure in the amended filing has been revised to remove the references to “donors and pledges ...”.

75. It is assumed that the 4,000,000 shares of common stock attributed to Dennis McKee are shares converted from the preferred stock. Please clarify. If preferred stock itself may be offered for resale, the registration statement should be amended.

The 4,000,000 shares of common stock attributed to Dennis McKee were not converted from common stock. The disclosure has been revised to clarify that preferred stock itself will not be offered for resale.

Plan of Distribution, page 23

76. Please discuss penny stock rules.

The amended filing addresses the comment.

77. Please disclose the information required by Items 508(g), if applicable.

There are no finders involved in the offering at this time.

78. This section should be fully revised to correctly state the prices at which the shares are being offered; 50 cents per share for the duration of the offering for affiliates and 50 cents per share for other shareholders until an OTC Bulletin Board market is approved.

The language in the section has been revised to address the comment.

79. Remove the reference concerning “pledges, assignees, transferees or other successors in interest”. See the comment above regarding persons to be identified.

The reference has been removed from the revised filing.

80. Please confirm the company’s understanding that, prior to arranging “commissions to certain NASD registered broker/dealers”, the registration statement will have to be appropriately amended to identify each such broker/dealer.

The company understands that the filing must be appropriately amended to identify NASD registered broker/dealers who will receive commissions.

Where You Can Find More Information, page 26

81. Please also inform the public that information may be viewed at the public reference room in the Securities and Exchange Commission.

The revised filing states that information may be so viewed.

82. You should remove the reference to “documents listed as an exhibit to this registration statement” unless the list is to be furnished to prospective purchasers with the prospectus.

The reference has been removed.

Financial Statements

Statement of Stockholders’ Equity, page F-14

83. We note that you issued 340,000 shares and 2,000,000 shares of common stock for cash at $0.25 per share and $0.05 per share, respectively. Tell us your basis for valuing the 540,000 shares issued to repay advances from a stockholder at $0.24.

The disclosure has been revised to address the comment.

Note 1 – Summary of Significant Accounting Policies

Revenue Recognition, page F-18

84. Expand your discussion of revenue recognition to disclose your policies with regards to each of the four criteria outlined in SAB Topic 13, including the need for collectibility to be reasonably assured for the portion of sales price that is not paid prior to shipping.

The disclosure has been revised to address the comment.

85. Disclose the Company’s accounting policies regarding sales returns, product warranties and other post-delivery obligations that affect revenue recognition. Discuss customer acceptance provisions in your contracts and their impact on revenue recognition. Also, expand the MD&A to include a discussion of the policies and their impact on the financial statements.

The disclosure has been revised to address the comment.

Property and Equipment, page F-19

86. You state that property and equipment has useful lives of three to forty years. Please revise to provide a narrower bread-down of the range of useful lives.

The disclosure has been revised to address the comment.

Note 4 – Borrowings, page F23

87. You state the “advances bear interest at 5%” and “were repaid in full” during 2005. However, you still have $49,075 in advances still outstanding as of May 31, 2005. Revise note 4 to discuss the advances outstanding in order to provide consistent disclosure.

The disclosure has been revised to address the comment.

Interim Financial Statements, page F-1

88. Revise the interim financial statements and notes thereto to conform to the requested changes to the annual financial statements as applicable. Also, revise the Form 10-QSB as of June 30, 2005 to conform to the requested changes to the June 30, 2005 financial statements included in the Form SB-2, as applicable.

The interim financial statements have been revised as per the comment. We intend to file a revised Form 10-QSB for the period ended June 30, 2005 in the near future.

89. Please note the updating requirements of Item 310(g) of Regulation S-B.

The disclosure has been updated as per the comment.

90. You need only present interim financial statements for the year-to-date periods in a registration statement. Revise to delete the quarterly statements of operations for the three months ended June 30, 2005 and 2004 and reference to the three month period in the notes to the financials statements and MD&A. Refer to Item 310(b) of Regulation S-B.

The interim financial statements presented have been revised to address the comment.

Note 1 – Summary of Significant Accounting Policies, page F-5

91. Disclose in a note to the interim financial statements, the assertion of management that is required by Instruction 2 to Item 310(b) of Regulation S-B.

The note has been amended to address the comment.

Part II

Other Expenses of Issuance and Distribution

92. Please include the printing costs and any state and federal taxes.

The table has been revised to address the comment. We do not anticipate incurring any state or federal tax liability in connection with the offering.

93. Please clarify whether the $10,000 includes the fair value of the shares issued to the attorneys.

The amount has been revised to $20,000 to include proportionate amount of stock received from the Company.

Recent Sales of Unregistered Securities

94. We refer you to Item 701 of Regulation S-B. Please disclose the information required by 701(a), (b), (c), (d) for all of the securities sold within the past three years without registration.

The disclosure has been revised to address the comment.

95. Please disclose in the reliance upon Rule 506 whether there was any general solicitation or advertising.

A statement that the Company did not utilize any general solicitation or advertising has been added to the disclosure in response to the comment.

96. You claimed exemptions afforded by Rule 506 of Regulation D. We refer you to Rule 502(a), which indicates the period for integration includes both the six months before the start of a Regulation D offering and six months after completion of a Regulation D offering. With respect to the transactions between April and August 2005, it would appear that you may have an integration issue. Your attention is directed to Rule 502(a) and Note 3 to Securities Act Rule 147. Please advise on whether there is an integration issue, and upon receipt we may have additional comments.

The most recent “offering” of securities by the company to investors concluded on August 19, 2005. Thus, any securities sold prior to February 19, 2006 could be integrated with such offering, pursuant to Rule 502(a). Although securities were issued more recently than August 19, 2005, such issuances were to employees as a component of their compensation, not to investors.

The five factors to be considered in determining integration in this context are whether the sales: (1) are part of a single plan of financing; (2) involve issuance of the same class of securities; (3) have been made at or about the same time; (4) involve receiving the same type of consideration; and (5) are made for the same general purpose.

In this instance, only factors two and five are accurate. The securities offered are not part of a single plan of financing. In fact, the company did not even consider conducting an offering through the filing of a Registration Statement on Form SB-2 until after the previous offering was concluded. It is also the case that the offerings were not made at or about the same time. Also, the consideration given is different, in that the previous offerings to outside investors were made at a price of $0.25 per share, while the current offering is at a price of $0.50 per share.

It is therefore the company’s position that integration would not be appropriate in this instance.

Exhibits

97. For the exhibits that are incorporated by reference, please so state and specifically identify the file number and the date of filing.

The exhibit index has been revised to identify the file number and the date of filing.

98. A form of subscription agreement should be filed as an attachment to the prospectus or as an exhibit, if one is to be used.

In the event that a subscription agreement will be used, it will be filed as an exhibit to the filing.

99. A currently dated consent of the independent public accountant should be provided in all amendments to the registration statement.

A currently dated consent has been included as an exhibit to the filing.

Legality Opinion

100. Please revise the legality opinion to state the opinion opines upon Delaware law, including the statutory provisions, all applicable provisions of the Nevada Constitution and reported judicial decisions interpreting those laws.

The legal opinion has been revised to address the comment.

Signatures

101. Please include the signatures required by Form SB-2. Specifically, one of the officers must act and sign in the capacity of the principal accounting officer and chief financial officer.

The signature page has been revised to address the comment.

Form 10-QSB for the quarters ended June 30 and April 30, 2005

102. Please revise the disclosure to comply with the comments issued on the Form SB-2, as applicable.

The comment will be address when we file the amended Forms 10-QSB.

103. We note the omission of Certification 4(b) from the Sarbanes-Oxley Act Certifications. See Item 601(b)(31) of Regulation S-B. Please include or explain the reasons for the omission.

The comment will be addressed when we file the amended Forms 10-QSB.

104. We note your disclosure that your certifying officers concluded that your “disclosure controls and procedures are effective in timely alerting them to material information relative to our company required to be disclosed in our periodic filings with the SEC.” Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed by the company in reports that it files under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

The comment will be addressed when we file the amended Forms 10-QSB.

105. We note your disclosure, “management has made changes to internal controls and procedures, including corrective actions with regard to significant deficiencies or material weaknesses identified in the Company’s audit for the period ending May 31, 2005 and the years ended December 31, 2005 and 2003, respectively” and “our revised disclosure controls and procedures will be effective.”

a.

Disclose in detail the nature of the significant deficiencies or material weakness and discuss the specific steps that the company has taken, if any, to remediate the material weakness still exists at the end of the period covered by the report.

b.	Disclose when the material weakness was identified, by whom it was identified and when the material weakness first began.
c.

Please revise to expand the disclosure to explain how management has determined that disclosure controls and procedures will be effective given the material weaknesses and other matters identified and when will the disclosure controls be effective.

d.

Revise to state, if correct, that there were changes in your internal controls over financial reporting that occurred during this quarter that have materially affected or are reasonably likely to materially affect, your internal controls over financial reporting.

The comment will be addressed when we file the amended Forms 10-QSB.

Form 8-K filed on August 23, 2005

106. The Form 8-K filed on August 23, 2005 includes post-merger financial statements of the registrant. Please note Item 9.01 of Form 8-K requires the pre-merger financial statements of the acquired business. The financial statements should not cover a period after the merger and should not be retroactively restated to reflect the transaction. Please amend the Form 8-K to provide the pre-merger financial statements of Universal Fog, Inc. required by Item 310(c) of Regulation S-B. It appears this would include the audited financial statements as of December 31, 2005 and 2003, and the interim financial statements as of March 31, 2005.

The comment will be addressed with the amended filing.

107. Revise the financial statements and notes thereto to conform to the requested changes to the financial statements included in the Form SB-2, as applicable.

The comment will be addressed with the amended filing.

108. A Form 8-K filed in connection with a reverse acquisition should note under Form 8-K Item 5.03 any intended change in fiscal year from that used by the registrant prior to the acquisition. Please revise to include this information as the registrant had a fiscal year end of October 31 pre-acquisition and has a fiscal year end of December 31 post-acquisition.

The comment will be addressed with the amended filing.

The Company hereby acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert this action as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Any questions regarding the revised filing or this letter should be directed to the Company’s counsel, David M. Rees, of the law firm of Vincent & Rees, LC, 175 East 400 South, Suite 1000, Salt Lake City, Utah 84111, telephone (801) 303-5730.

Sincerely,

Universal Fog, Inc.

By:	/s/ Tom A. Bontems
Tom A. Bontems
Chairman and

Chief Executive Officer